[COOLEY GODWARD LLP LETTERHEAD]
March 7, 2006
Via Facsimile and Edgar
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, DC 20549

Re:	Alexza Pharmaceuticals, Inc.
Form S-1 Registration Statement
Registration File No. 333-130644
Dear Ms. Hayes:
Our client Alexza Pharmaceuticals, Inc. (the “Company”) requests that the acceleration requests that were filed on March 7, 2006 relating to the Company’s Registration Statement on Form S-1 (No. 333-130644) be withdrawn.
The Company and the Underwriters intend to file new acceleration requests as soon as possible. Please call the undersigned at (720) 566-4025 if you have any questions regarding this matter.
Very truly yours,
/s/ Brent D. Fassett
Brent D. Fassett, Esq.